December 18, 2023

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	WisdomTree Bitcoin Fund (formerly WisdomTree Bitcoin Trust) Amendment No. 3 to Registration Statement on Form S-1 Filed November 16, 2023 File No. 333-254134

Dear Mses. Tillan and Miller:

This response is provided on behalf of WisdomTree Bitcoin Fund (the “Trust” or the “Registrant”) with respect to Staff comments received on December 6, 2023, regarding Amendment No. 3 to the Trust’s Registration Statement on Form S-1 (the “Filing”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 16, 2023, for the purpose of registering shares of the Trust. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s registration statement.

General

1.	Comment: To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response: The Registrant confirms that there will be no fact sheet used until after the Trust has been in operation for a quarter. A fact sheet would be released approximately two weeks after the quarter end. The Registrant can share the fact sheet with the Staff once it has been created.

2.	Comment: Please revise throughout your prospectus so that it includes updated information regarding bitcoin, the Bitcoin network, the crypto asset market, enacted and pending crypto asset legislation and regulation. By way of example only, we note that you disclose the Lightning Network upgrade as of August 2017, you provide an example of incorrect transfers of bitcoin by the Huobi exchange as of September 2014, and you do not include updated disclosure regarding enacted and pending legislation and regulation and recent developments that may impact the Bitcoin network and the crypto asset market generally, such as the March 9, 2022 Executive Order on Ensuring Responsible Development of Digital Assets and the resulting reports, and other more recent events and actions. We may have additional comments after reviewing your revised disclosure.

Response: Additional disclosure has been added in the section entitled “Risk Factors – Regulatory Risks” of the prospectus to address the comment.

WisdomTree Bitcoin Fund 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

3.	Comment: Please revise your Prospectus Summary to disclose, if true, that:

•	The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin;
•	The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement; and
•	The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Response: In the section entitled “Prospectus Summary – The Trust’s Investment Objective and Strategies,” the following disclosure has been added:

The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin. The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective. The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement.

4.	Comment: Please revise to include the filing fee table as an exhibit to the registration statement as required by Item 601(b)(107) of Regulation S-K.

Response: The Registrant confirms that the filing fee table has been added as an exhibit to the section entitled “Exhibit Index” in Part II of the registration statement.

Cover Page

5.	Comment: Please revise your disclosure here to identify the initial Authorized Participant as an underwriter, and disclose the initial price per Share.

Response: The following disclosure has been added to the third paragraph of the Cover Page of the prospectus:

Any purchaser who purchases Shares with a view towards distribution of such Shares may be deemed to be a statutory underwriter.

However, the Registrant respectfully declines to identify the initial Authorized Participant as an underwriter as the Registrant is not aware of such requirement.

2

6.	Comment: We note your disclosure that the Sponsor is applying certain of the substantive requirements of the 1940 Act to the operations of the Trust in order to provide investors with daily disclosure similar to ETFs registered under the 1940 Act. Please either remove this discussion or move it to another part of the prospectus and revise to describe any voluntary website disclosures you intend to provide without linking those disclosures to 1940 Act requirements or compliance.

Response: The references to the 1940 Act and its requirements have been removed, and the following statement has been added to the section entitled “Where You Can Find More Information” of the prospectus.

We will make available, free of charge, on our website our Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished.

The Trust's Fees and Expenses, page 7

7.	Comment: Please revise to disclose whether sales of the Trust's bitcoin will be facilitated through an affiliate of the Bitcoin Custodian. If so, please revise to describe the potential conflicts of interest associated with such an arrangement and the impact it may have on the price.

Response: Revision has been made to the referenced disclosure to indicate that an affiliate of the Bitcoin Custodian will be used to facilitate sale of bitcoin, and the following paragraph has been added to the section entitled “Conflicts of Interest” of the prospectus:

Prime Broker

The Trust may engage in sales of bitcoin by placing orders with the Prime Broker. The Prime Broker will route orders placed by the Sponsor through the prime broker execution platform (the “Trading Platform”) to a connected Trading Venue where the order will be executed. Each order placed by the Sponsor will be sent, processed and settled at each connected Trading Venue to which it is routed. The Prime Broker Agreement provides that the Prime Broker is subject to certain conflicts of interest, including: (i) the Trust’s orders may be routed to the Prime Broker’s own execution venue where the Trust’s orders may be executed against other customers of the Prime Broker or with the Coinbase acting as principal, (ii) the beneficial identity of the counterparty purchaser or seller with respect to the Trust’s orders may be unknown and therefore may inadvertently be another client of the Prime Broker, (iii) the Prime Broker does not engage in front-running, but is aware of the Trust’s orders or imminent orders and may execute a trade for its own inventory (or the account of an affiliate) while in possession of that knowledge and (iv) the Prime Broker may act in a principal capacity with respect to certain orders. As a result of these and other conflicts, when acting as principal, the Prime Broker may have an incentive to favor its own interests and the interests of its affiliates over the Trust’s interests.

3

Net Asset Value, page 8

8.	Comment: You disclose that NAV means the total assets of the Trust including, but not limited to, all bitcoin, cash or other assets, less total liabilities of the Trust, each determined on the basis of generally accepted accounting principles in the U.S., consistently applied under the accrual method of accounting but that the Trust’s daily activities are generally not reflected in the NAV determined for the Business Day on which the transactions are effected (the trade date), but rather on the following Business Day. Tell us how the lag of reflecting daily activities of the Trust in the determination of NAV is consistent with the application of GAAP. Provide the authoritative guidance to support your determination.

Response: While the FASB Accounting Standards Codification (“ASC”) is the exclusive reference for authoritative GAAP, the rules and interpretive releases of the SEC are also sources of authoritative GAAP for SEC registrants. The Trust should qualify as an investment company under FASB ASC Topic 946 (“Financial Services – Investment Companies”). While the Trust intends to only hold Bitcoin (and thus does not have “more than one” investment typically associated with an investment company under 946-10-15-7(a)), the absence of one or more of those typical investment company characteristics enumerated in FASB ASC Topic 946 does not necessarily preclude an entity from being an investment company. Rule 2a-4 under the Investment Company Act of 1940, as amended, provides the basis for T+1 processing typically associated with investment company activities. However, for Financial Reporting under GAAP, all activities will be reflected on the trade date.

Risk Factors

Risk Factors Associated with bitcoin and the Bitcoin Network Digital assets such as bitcoin are relatively new, page 10

9.	Comment: Please revise your disclosure to provide quantitative information that demonstrates the volatility of the price of bitcoin.

Response: Revision has been made to the referenced disclosure. The revised disclosure now states:

The trading prices of many digital assets, including bitcoin, have experienced extreme volatility in recent periods and may continue to do so. Based on the last ten years, the historical annualized volatility of bitcoin was approximately 81%. Over the course of 2021, there were steep increases in the value of certain digital assets, including bitcoin and multiple market observers asserted that digital assets were experiencing a “bubble.” These increases were followed by steep drawdowns throughout 2022 in digital asset trading prices, including for bitcoin. In the 2021-2022 cycle, the price of bitcoin peaked at $67,734 and bottomed at $15,632, marking a steep 77% drawdown. These episodes of rapid price appreciation followed by steep drawdowns have occurred multiple times throughout bitcoin’s history, including in 2011, 2013-2014, and 2017-2018, before repeating again in 2021-2022. Extreme volatility may persist and the value of the Shares may significantly decline in the future without recovery. The digital asset markets may still be experiencing a bubble or may experience a bubble again in the future. For example, in the first half of 2022, each of Celsius Network, Voyager Digital Ltd., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset exchanges by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. In addition, several other entities in the digital asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC (“Genesis”). In response to these events (collectively, the “2022 Events”), the digital asset markets have experienced extreme price volatility and other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset markets. These events have also negatively impacted the liquidity of the digital asset markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital asset markets continues to be negatively impacted by these events, digital asset prices, including bitcoin, may continue to experience significant volatility or price declines and confidence in the digital asset markets may be further undermined. In addition, regulatory and enforcement scrutiny has increased, including from, among others, the Department of Justice, the SEC, the CFTC, the White House and Congress, as well as state regulators and authorities. These events are continuing to develop and the full facts are continuing to emerge. It is not possible to predict at this time all of the risks that they may pose to the Trust, its service providers or to the digital asset industry as a whole. Extreme volatility in the future, including further declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. The Trust is not actively managed and will not take any actions to take advantage, or mitigate the impacts, of volatility in the price of bitcoin.

4

10.	Comment: Please revise your disclosure to address the maximum number of bitcoins that may be released into circulation, and the number of bitcoins currently in circulation.

Response: Disclosure has been added, stating as follows:

Under the source code that governs the Bitcoin network, the supply of new bitcoin is mathematically controlled so that the number of bitcoin grows at a limited rate pursuant to a pre-set schedule. The number of bitcoin awarded for solving a new block is automatically halved after every 210,000 blocks are added to the Bitcoin blockchain, approximately every 4 years. Currently, the fixed reward for solving a new block is 6.25 bitcoin per block and this is expected to decrease by half to become 3.125 bitcoin in approximately early 2024. This deliberately controlled rate of bitcoin creation means that the number of bitcoin in existence will increase at a controlled rate until the number of bitcoin in existence reaches the pre-determined 21 million bitcoin. However, the 21 million supply cap could be changed in a hard fork. As of December 2023, approximately 19.5 million bitcoins were outstanding and the date when the 21 million bitcoin limitation will be reached is estimated to be the year 2140.

A temporary or permanent "fork", page 16

11.	Comment: Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.

Response: Disclosure has been added, stating as follows:

For example, in August 2017, Bitcoin “forked” into Bitcoin and a new digital asset, Bitcoin Cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process. At the time of the fork, bitcoin was valued at roughly $2,700. Within approximately two weeks following the fork, bitcoin reached a value of roughly $4,000, while nearly four months later in mid-December 2017, bitcoin reached an all-time high at the time of roughly $19,500, before dropping to roughly $14,000 prior to year-end 2017. Forks may also occur as a network community’s response to a significant security breach. For example, in July 2016, Ethereum “forked” into Ethereum and a new digital asset, Ethereum Classic, as a result of the Ethereum network community’s response to a significant security breach in which an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately $60 million of ETH held by the DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ethereum Classic, or ETC. ETC now trades on several digital asset exchanges. A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and miners abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of Ethereum and Ethereum Classic. In addition, many developers have previously initiated hard forks in the Blockchain to launch new digital assets, such as Bitcoin Gold and Bitcoin Diamond. To the extent such digital assets compete with bitcoin, such competition could impact demand for bitcoin and could adversely impact the value of the Shares.

5

Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks, two other digital asset networks, split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum exchanges through at least October 2016. An Ethereum exchange announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin Satoshi’s Vision networks split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of a digital asset network that retained or attracted less mining power, thereby making digital asset networks that rely on proof-of-work more susceptible to attack.

A hard fork may adversely affect the price of bitcoin at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork. Furthermore, while the Sponsor will, as permitted by the terms of the Trust Agreement, determine which network is generally accepted as the Bitcoin network and should therefore be considered the appropriate network for the Trust’s purposes, there is no guarantee that the Sponsor will choose the network and the associated digital asset that is ultimately the most valuable fork. Either of these events could therefore adversely impact the value of the Shares.

A future fork in the Bitcoin network could adversely affect the value of the Shares or the ability of the Trust to operate.

6

In addition to forks, a digital asset may become subject to a similar occurrence known as an “airdrop.” In an airdrop, the promotors of a new digital asset announce to holders of another digital asset that such holders will be entitled to claim a certain amount of the new digital asset for free, based on the fact that they hold such other digital asset. For example, in March 2017 the promoters of Stellar Lumens announced that anyone that owned bitcoin as of June 26, 2017 could claim, until August 27, 2017, a certain amount of Stellar Lumens. Airdrops could create operational security, legal or regulatory, or other risks for the Trust, the Sponsor, the Bitcoin Custodian, Authorized Participants, or other entities.

Bitcoin exchanges on which bitcoin trades are relatively new, page 19

12.	Comment: Please revise to divide this risk factor into separate risk factors with headings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the risk related to the lack of regulation of bitcoin exchanges, the risk of wash trading, the risk of fraudulent practices, and the risk of price manipulation.

Response: The referenced disclosure has been divided accordingly under two different headings: Risk of Fraud and Market Manipulation; and Price Volatility.

The Trust and the Sponsor face competition from competing products, page 21

13.	Comment: We note your disclosure here and on page 39 that if the Trust fails to achieve sufficient scale due to competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs associated with launching and maintaining the Trust. Please revise to quantify or otherwise describe what “sufficient scale” and “sufficient revenue” mean.

Response: The referenced disclosure has been revised to state as follows:

If the Trust fails to achieve sufficient scale, approximately $200 million in assets or more, due to competition, limited interest or otherwise, the Sponsor may have difficulty in covering the costs associated with launching and maintaining the Trust and such shortfalls could impact the Sponsor’s ability to properly invest in robust ongoing operations and controls of the Trust to minimize the risk of operating events, errors, or other forms of losses to the Shareholders.

Risk Factors Associated with the Reference Rate

The Reference Rate has a limited history, page 28

14.	Comment: We note your disclosure that the platforms are chosen by the Benchmark Administrator in accordance with the provisions of its publicly available CF Constituent Exchange Criteria that is available on its website, conformance to which is supervised by an oversight body. Please revise, either here or in your description of the Trust and the reference rate, to describe in greater detail the CF Constituent Exchange Criteria, and the composition and operation of such oversight body.

Response: Disclosure has been revised to describe the CF Constituent Exchange Criteria, the Oversight Committee, and the current Constituent Exchanges under the heading Other Risks (pages 48-49).

7

15.	Comment: Please expand your discussion to describe in greater detail the particular risks associated with the limited operational history of the Reference Rate.

Response: Disclosure has been revised to expand on the risks specific to the Reference Rate’s limited operational history, as follows:

The Reference Rate has a limited history, having first been introduced on February 28, 2022. The Reference Rate is also based on the BRR’s methodology, which was introduced November 14, 2016. The value of both the Reference Rate and the BRR is the average composite reference rate calculated using volume-weighted trading price data from certain bitcoin exchanges (“Constituent Exchanges”). These platforms are chosen by the Benchmark Administrator in accordance with the provisions of its publicly available CF Constituent Exchange Criteria that is available on its website, conformance to which is supervised by an oversight body (the “Oversight Committee”). This CF Constituent Exchange Criteria and the composition of the Constituent Exchanges may change over time, and the current selection of Constituent Exchanges has only been in place since May 2022. Neither the Benchmark Administrator nor the Oversight Committee are obligated to take the needs of the Trust, the Shareholders, or anyone else into consideration in connection with such changes. There is no guarantee that the methodology currently used in calculating the Reference Rate will appropriately track the price of bitcoin in the future.

For more information on the Oversight Committee, the Constituent Exchanges, and the CF Constituent Exchange Criteria in the Reference Rate, see “The Trust and Bitcoin Prices — The Reference Rate”.

The Sponsor can discontinue using the Reference Rate, page 28

16.	Comment: We note your response to prior comment 6 and your disclosure that the Sponsor, in its sole discretion, may select, remove, change, or replace the pricing or valuation methodology or policies used to value the Trust’s assets and determine NAV and NAV per Share, including the Reference Rate. We also note your disclosure on page 49 that the Sponsor reserves the right to replace the Reference Rate with another valuation methodology which it believes will accurately track the price of bitcoin. Please disclose here and on page 49 how you will notify investors of any material adjustments to the Reference Rate, including a change in methodology or the Sponsor's decision to replace the Reference Rate or the Benchmark Administrator.

Response: Disclosure has been revised to note that Shareholders will be notified of changes to the Reference Rate or the Benchmark Administrator via prospectus supplement or through a current report on Form 8-K or in the Trust’s annual or quarterly reports.

8

Risk Factors Associated with Investing in the Trust

The lack of full insurance and Shareholders' limited rights of legal recourse, page 31

17.	Comment: Please expand this risk factor and page 52 to discuss the insurance policy held by the Bitcoin Custodian so that investors understand the amount to which the insurance policy covers or does not cover the Trust's bitcoin held by the Bitcoin Custodian.

Response: Disclosure has been added to the referenced risk factor, stating as follows:

Although the Bitcoin Custodian carries insurance for the benefit of its account holders, the Bitcoin Custodian’s insurance does not cover any loss in value to bitcoin and only covers losses caused by certain events such as fraud or theft and, in such covered events, it is unlikely the insurance would cover the full amount of any losses incurred by the Trust. The Bitcoin Custodian maintains a commercial crime insurance policy, which is intended to cover the loss of client assets held in cold storage, including from employee collusion or fraud, physical loss including theft, damage of key material, security breach or hack, and fraudulent transfer. The insurance maintained by the Bitcoin Custodian is shared among all of the Bitcoin Custodian’s customers, is not specific to the Trust or to customers holding bitcoin with the Bitcoin Custodian, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.

Disclosure has been added to the referenced page 52, stating as follows:

The Bitcoin Custodian maintains an annually renewed insurance policy in the amount of $320 million with comprehensive coverage terms and conditions. This insurance policy covers the loss of client assets held in cold storage at the Bitcoin Custodian. This insurance program, which has continuously run since 2013, provides the Bitcoin Custodian and its clients with some of the broadest and deepest insurance coverage in the crypto industry, with coverage designed to be comprehensive, including losses from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer.

The Bitcoin Custodian has advised the Sponsor that, through its insurance program, it has insurance coverage up to a certain amount that could be used to repay losses of the digital assets it custodies on behalf of its clients, including the Trust’s bitcoin, resulting from theft. However, Shareholders cannot be assured that the Bitcoin Custodian will maintain adequate insurance such that coverage will cover losses with respect to the Trust’s bitcoins, or that sufficient insurance proceeds necessarily will be available to cover the Trust’s losses in full.

9

The Bitcoin Custodian’s insurance covers losses resulting from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer, but does not cover losses resulting from the Bitcoin Custodian’s insolvency or certain other events. The Bitcoin Custodian’s insurance will not cover losses associated with the value of bitcoin and should not be viewed as insuring against losses caused by the Trust’s operations, performance, management or any of its other activities. For events that are covered by the Bitcoin Custodian’s insurance program, the Trust may be forced to share such insurance proceeds with other clients or customers of the Bitcoin Custodian, which could reduce the amount of such proceeds that are available to the Trust. In addition, the bitcoin insurance market is limited, and the level of insurance maintained by the Bitcoin Custodian may be substantially lower than the assets of the Trust. While the Bitcoin Custodian maintains certain capital reserve requirements depending on the assets under custody, and such capital reserves may provide additional sources of recovery in the event of losses, the Trust cannot be assured that the Bitcoin Custodian will maintain capital reserves sufficient to cover actual or potential losses with respect to the Trust’s digital assets.

The Bitcoin Custodian will not be liable for any amount greater than the value of the supported digital assets on deposit in the Trust’s custodial account(s) at the time of the event giving rise to the liability, subject further to the maximum liability limit of $100 million for each cold storage address.

The Shareholders’ recourse against the Sponsor, the Trustee, and the Trust’s other service providers for the services they provide to the Trust, including, without limitation, those relating to the holding of bitcoin or the provision of instructions relating to the movement of bitcoin, is limited. For the avoidance of doubt, neither the Sponsor, the Trustee, nor any of their affiliates, nor any other party has guaranteed the assets or liabilities, or otherwise assumed the liabilities, of the Trust, or the obligations or liabilities of any service provider to the Trust, including, without limitation, the Bitcoin Custodian. Consequently, a loss may be suffered with respect to the Trust’s bitcoin that is not covered by the Bitcoin Custodian’s insurance and for which no person is liable in damages. As a result, the recourse of the Trust or the Shareholders, under applicable law, is limited.

The Sponsor may need to find and appoint a replacement custodian quickly, page 35

18.	Comment: Please revise this risk factor to address the risks associated with having to replace the prime broker. Please also revise the risk factor disclosure in the first paragraph on page 31 to address the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the prime broker.

Response: The following disclosure has been added to page 35:

The Sponsor may not be able to find a party willing to serve as the custodian of the Trust’s bitcoin or as the Trust’s prime broker under the same terms as the current Custodian Agreement or agreement with prime broker or at all. To the extent that Trustee is not able to find a suitable party willing to serve as the custodian or prime broker, it may be necessary to terminate the Trust and liquidate the Trust’s bitcoin. In addition, to the extent that the Sponsor finds a suitable party but must enter into a modified Custodian Agreement or modified agreement with prime broker that is less favorable for the Trust, the value of the Shares could be adversely affected. If the Trust is unable to find a replacement prime broker, its operations could be adversely affected.

10

The following disclosure has been added to page 31:

Prime broker could experience difficulties from business failures, bankruptcies, hacking, fraud, crime, government investigations, or other negative developments affecting digital asset businesses, including digital asset exchanges, or banks or other financial institutions and service providers which provide services to the digital assets industry.

Other Risks

The Exchange on which the Shares are listed, page 37

19.	Comment: Please reconcile your statement here and on pages 8 and 53 that the Trust’s Shares “are” listed for trading on the Exchange under the symbol “BTCW,” with disclosures elsewhere that indicate the listing remains subject to notice of issuance.

Response: The referenced statements have been revised as follows:

Although Shares of the Trust will be publicly listed and traded on the Exchange, there can be no guarantee that an active trading market for the Trust will develop or be maintained.

The Shares of the Trust will be listed for trading, subject to notice of issuance, on the Exchange under the symbol “BTCW.” The Trust’s Shares may be bought and sold in the secondary market like any other exchange-listed security.

Extraordinary expenses resulting from unanticipated events, page 40

20.	Comment: We note that the Sponsor may, in its sole discretion, increase the Sponsor Fee or decrease the Sponsor-paid expenses. Please revise to disclose examples of when the Sponsor may increase the Sponsor Fee or decrease expenses it pays, and disclose whether and how Shareholders will be notified.

Response: The following disclosure has been made:

For example, while the current Sponsor Fee is a unitary fee in which the Sponsor agrees to pay all the fees of the Trust’s service providers (except for extraordinary expenses), the Sponsor may unwind part of this unitary fee and have a service providers’ (e.g., custodian’s fee) charged directly to the Trust. In that case, the Sponsor would provide 60 days’ advance notice to Shareholders via a posting on the Trust’s website or prospectus supplement or through a current report on Form 8-K or in the Trust’s annual or quarterly reports.

11

Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin

Bitcoin Protocol, page 42

21.	Comment: We note that in the event of a fork, the Trust will as soon as possible direct the Bitcoin Custodian to distribute the new cryptocurrency in-kind to the Sponsor, as agent for the Shareholders, and the Sponsor will arrange to sell the new cryptocurrency and for the proceeds to be distributed to the Shareholders. Please revise to clarify:

•	Whether you have criteria for determining whether to support the inclusion of forked assets, and if so, please describe the criteria, including how you determine whether a fork is material;
•	Describe the situations in which the Bitcoin Custodian may not agree to provide the Trust with access to the new asset;
•	Disclose how you will inform investors if your or the Sponsor’s policy with respect to forked assets changes;
•	Describe the specifics of how the Sponsor will arrange to sell the new cryptocurrency and distribute proceeds to the Shareholders, including whether and under what circumstances the Sponsor will utilize an affiliate or third-party to sell the cryptocurrency;
•	Discuss whether the policies and procedures for forks are also applicable to airdrops or any other incidental rights to which the Trust has a claim;
•	Disclose whether there would be any circumstances in which the Trust could or would retain any incidental rights as assets of the Trust; and
•	Disclose whether any entity will be responsible for verifying the instructions that are in place with the Trustee and the Sponsor regarding forks.

Response: The third and fourth paragraphs of the referenced disclosure have been replaced by the following disclosure:

Shareholders may not receive the benefits of any forks, the Trust may not choose, or be able, to participate in an airdrop, and the timing of receiving any benefits from a fork, airdrop or similar event is uncertain. We refer to the right to receive any such benefit as an “Incidental Right” and any such virtual currency acquired through an Incidental Right as “IR Virtual Currency.” The Sponsor has the right, in the Sponsor’s sole discretion, to determine: (i) with respect to any fork, airdrop or similar event, what action the Trust shall take, and (ii) what action to take in connection with the Trust’s entitlement to or ownership of Incidental Rights or any IR Virtual Currency. The Sponsor intends to evaluate each fork, airdrop or similar occurrence on a case-by-case basis in consultation with the Trust’s legal advisors, tax consultants, the Delaware Trustee, and the Bitcoin Custodian. The Sponsor is under no obligation to realize any economic benefit from any Incidental Rights or IR Virtual Currency on behalf of the Trust.

12

There are likely to be operational, tax, securities law, regulatory, legal and practical issues that significantly limit, or prevent entirely, Shareholders’ ability to realize a benefit, through their Shares in the Trust, from any such Incidental Rights or IR Virtual Currency. For instance, the Bitcoin Custodian may not agree to provide access to Incidental Rights or IR Virtual Currency. In addition, the Sponsor may determine that there is no safe or practical way to custody the IR Virtual Currency, or that trying to do so may pose an unacceptable risk to the Trust’s holdings in Bitcoin, or that the costs of taking possession and/or maintaining ownership of the IR Virtual Currency exceed the benefits of owning the IR Virtual Currency. Additionally, laws, regulation or other factors may prevent Shareholders from benefitting from the Incidental Right or IR Virtual Currency even if there is a safe and practical way to custody and secure the IR Virtual Currency. For example, it may be illegal to sell or otherwise dispose of the Incidental Right or IR Virtual Currency, or there may not be a suitable market into which the Incidental Right or IR Virtual Currency can be sold (immediately after the fork or airdrop, or ever). The Sponsor may also determine, in consultation with its legal advisers, that the Incidental Right or IR Virtual Currency is, or is likely to be deemed, a security under federal or state securities laws, or poses other legal or regulatory risks. In determining whether the Incidental Rights or IR Virtual Currency is, or may be, a security under federal securities laws, the Sponsor takes into account a number of factors, including the definition of a “security” under Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and the case law interpreting it, as well as reports, orders, press releases, public statements and speeches by the SEC providing guidance on when a digital asset is a “security” for purposes of the federal securities laws. For these or other reasons, the Sponsor may determine, in its discretion, to cause the Trust to irrevocably and permanently abandon, for no consideration, such Incidental Right or IR Virtual Currency.

If the Sponsor determines to attempt to claim the Incidental Rights or IR Virtual Currency, it may elect to sell such assets for cash and distribute the cash proceeds (net of expenses and any applicable withholding taxes) or distribute them in-kind to DTC, and registered holders of Shares are entitled to receive such distributions in proportion to the number of shares owned. There can be no assurance that any of these courses of action will prove to be successful, nor can there be any assurance as to the prices for any Incidental Rights or IR Virtual Currency that the Sponsor or agent may realize. The value of the Incidental Rights or IR Virtual Currency may increase or decrease before or after any sale by the Sponsor or the agent.

Although the Sponsor is under no obligation to do so, an inability to realize the economic benefit of a hard fork or airdrop could adversely affect the value of the Shares. Investors who prefer to have a greater degree of control over events such as forks, airdrops, and similar events, and any assets made available in connection with each, should consider investing in bitcoin directly rather than purchasing Shares. In the event that the Trust’s or Sponsor’s policy with respect to forked asset changes, the Shareholders will be given 60 days’ advance notice via a posting on the Trust’s website or prospectus supplement or through a current report on Form 8-K in the Trust’s annual or quarterly reports.

13

Regulation of Bitcoin and Government Oversight, page 45

22.	Comment: Please describe the AML, KYC and any other procedures conducted by the Trust, the Sponsor, the Authorized Participant and the Custodians to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity.

Response: Additional disclosure has been made as follows:

The Trust and the Sponsor (or an affiliate of the Sponsor) have adopted and implemented policies and procedures that are designed to comply with applicable anti-money laundering laws and sanctions laws and regulations, including applicable know your customer (“KYC”) laws and regulations. The Sponsor and the Trust will only interact with known third-party service providers with respect to whom the Sponsor or its affiliates have engaged in a due diligence process. Each Authorized Participant is confirmed to be a U.S. registered broker-dealer prior to placing creation or redemption orders with respect to the Trust.

Furthermore, Authorized Participants, as broker-dealers and Bitcoin Custodian, as an entity licensed to conduct virtual currency business activity by the New York Department of Financial Services and a limited purpose trust company subject to New York Banking Law, respectively, are “financial institutions” subject to the U.S. Bank Secrecy Act, as amended (“BSA”), and U.S. economic sanctions laws. The Trust will only accept in-kind creation and redemption requests from Authorized Participants who have represented to the Trust that they have implemented compliance programs that are designed to ensure compliance with applicable sanctions and anti-money laundering laws. In addition, with respect to all bitcoin delivered in connection with creation requests, the party delivering bitcoin must establish an account with the Prime Broker who has represented that diligence will be conducted to confirm that delivery is not from a digital currency address which has been added to the list of Specially Designated Nationals whose assets are blocked, and with whom U.S. persons are generally prohibited from dealing.

The Trust and Bitcoin Prices Bitcoin Value, page 47

23.	Comment: Please describe the CME CF Oversight Committee, including how many members are on the committee, how the committee members are selected, and how often the committee meets to consider changes to the Reference Rate and the constituent exchanges.

Response: Disclosure has been revised to describe the CF Constituent Exchange Criteria, the Oversight Committee, and the current Constituent Exchanges under the heading The Reference Rate.

14

24.	Comment: Please revise your disclosure to address the following regarding the Reference Rate:

•	Describe the Benchmark Administrator’s criteria and explain how the identified constituent exchanges are selected;
•	Include a brief description of each of the constituent exchanges, including where they are located and how they are licensed and regulated;
•	Disclose the extent to which any constituent exchange has previously been removed from the Reference Rate by the Benchmark Administrator and the reasons thereof; and
•	Disclose the extent to which the Benchmark Administrator periodically reassesses the constituent exchanges and makes adjustments to the Reference Rate.

Response: Disclosure has been revised to describe the CF Constituent Exchange Criteria, the Oversight Committee, and the current Constituent Exchanges under the heading The Reference Rate.

The Reference Rate, page 47

25.	Comment: We note your disclosure here and on page 5 that “an oversight function is implemented by the Benchmark Administrator in seeking to ensure that the Reference Rate is administered through codified policies for Reference Rate integrity.” Please revise to describe the Benchmark Administrator’s oversight procedures to ensure that the Reference Rate is administered through codified policies for Reference Rate integrity, and provide a brief description of the material codified policies for Reference Rate integrity.

Response: Disclosure has been revised to further describe the Benchmark Administrator’s oversight procedures and codified policies, which includes a description of the policies related to the Reference Rate’s integrity, as follows (page 48):

An oversight function is implemented by the Benchmark Administrator in seeking to ensure that the Reference Rate is administered through the Benchmark Administrator’s codified policies for Reference Rate integrity. The Reference Rate is administered through the Benchmark Administrator’s codified policies for index integrity, which have been developed to ensure compliance with the UK BMR regulations, which the Benchmark Administrator is subject as a Registered Benchmark. The codified policies include the following:

•     Input data policy: The Input Data Policy governs the data that the Benchmark Administrator uses in benchmark determinations.

15

•     Surveillance policy: The Surveillance Policy governs Benchmark Surveillance, which is accomplished through a series of measures that are the product of an analysis of the Benchmark Administrator’s methodologies and their susceptibility to manipulation.

•     Conflicts of interest policy: The Conflicts of Interest Policy governs the measures by which the Benchmark Administrator identifies, records, mitigates, and escalates potential and actual conflicts of interest that might impact the integrity of the benchmarks.

•     Governance & Oversight Framework: The framework sets forth the measures by which the Benchmark Administrator manages the benchmark life cycle including the relevant junctures where Oversight Committee notification, escalation, review and resolution is relevant and required including the manner in which the Benchmark Administrator identifies risks to benchmark integrity and the processes and procedures it follows to mitigate and eliminate such risks.

The Benchmark Administrator’s compliance with such regulations has been subject to a Limited Assurance Audit under the ISAE 3000 standard as of September 12, 2022, which is publicly available.

Intraday Indicative Value, page 48

26.	Comment: Please clarify how the intraday indicative value is calculated. In this regard, we note your disclosure that it is calculated "by using the prior day's closing NAV per Share of the Trust as a base and updating that value throughout the trading day to reflect changes in the most recently reported price level of the CME CF Bitcoin Real Time Index (“BRTI”), as reported by Bloomberg, L.P. or another reporting service.”

Response: The following disclosure has been added:

In order to provide updated information relating to the Trust for use by Shareholders, the Trust intends to publish an intraday indicative value (“IIV”) using the CME CF Bitcoin Real Time Index (“BRTI”). One or more major market data vendors will provide an IIV updated every 15 seconds, as calculated by the Exchange or a third-party financial data provider during the Regular Market Session. The IIV will be calculated by using the prior day’s closing NAV as a base and updating that value during the Regular Market Session to reflect changes in the value of the Trust’s NAV during the trading day.

The IIV’s dissemination during the Regular Market Session should not be viewed as an actual real time update of the NAV, which will be calculated only once at the end of each trading day. The IIV will be widely disseminated every 15 seconds during the Regular Market Session by one or more major market data vendors. In addition, the IIV will be available through online information services.

16

All aspects of the Index Methodology are publicly available at the website of Index Provider, CF Benchmarks (www.cfbencharks.com). The CME CF Bitcoin Real Time Index is calculated once per second, in real time by utilizing the Order Books of bitcoin – U.S. dollar trading pairs operated by all Constituent Exchanges. An “Order Bookˮ is a list of buy and sell orders with associated limit prices and sizes that have not yet been matched, that is reported and disseminated by CF Benchmarks Ltd., as the BRTI calculation agent. The Order Books are aggregated into one consolidated order book by the BRTI calculation agent. The mid-price volume curve, which is the average of the bid price-volume curve (which maps transaction volume to the marginal price per cryptocurrency unit a seller is required to accept in order to sell this volume to the consolidated order book) and the ask price-volume curve (which maps a transaction volume to the marginal price per cryptocurrency unit a buyer is required to pay in order to purchase this volume from the consolidated order book). The mid price-volume curve is weighted by the normalized probability density of the exponential distribution up to the utilized depth (utilized depth being calculated as the maximum cumulative volume for which the mid spread-volume curve does not exceed a certain percentage deviation from the mid price). The BRTI is then given by the sum of the weighted mid price-volume curve obtained in the previous step.

27.	Comment: Please clarify who calculates and disseminates the intraday indicative value. In this regard, we note your disclosure that the Trust, the Sponsor and its affiliates are not involved in, or responsible for, the calculation or dissemination of the IIV and make no warranty as to its accuracy.

Response:. Please see the response to Comment 26.

Calculation of NAV, page 49

28.	Comment: We note your response to prior comment 7. Please address the following with respect to your application of ASC Topic 820:
•	Provide us with your accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820.
•	As the Trust is expected to primarily transact with the bitcoin markets through the Authorized Participants, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participants.
•	Tell us if you and/or your Authorized Participants plan to transact in multiple markets. If so, ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participants expect to transact. In that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market).

17

•	Confirm for us that your principal market will be one which you or your Authorized Participants will be able to access and clarify for us whether you anticipate your principal market will be one in which you or your Authorized Participants will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A respectively.
•	You disclose that the Trust’s NAV will be calculated using the current market value determined on the basis of U.S. GAAP and that the Sponsor will publish the NAV, NAV per Share, Reference Rate and the Trust’s bitcoin holdings. Tell us and enhance your disclosures to clarify 1) if the Reference Rate will form the basis for your determination of fair value in accordance with U.S. GAAP and 2) how your determination of the “current market value and or Reference Rate" for bitcoin is consistent with the guidance in ASC Topic 820-10-35-6A which states that the principal market shall be considered from the perspective of the reporting entity.

Response: Disclosure has been revised to address each of the foregoing items under the section entitled “Calculation of NAV” section of the Prospectus.

29.	Comment: You state that the "pause between 4:00 p.m. EST and 5:30 p.m. EST (or later) provides an opportunity to algorithmically detect, flag, investigate, and correct unusual pricing should it occur." Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the Reference Rate and/or NAV.

Response: The referenced statement has deleted and the disclosure revised.

Additional Information About the Trust – The Trust's Fees and Expenses, page 50

30.	Comment: Please expand this section to describe the mechanics of how the Sponsor will sell bitcoin, and how the Bitcoin Custodian may facilitate the Sponsor’s sale of bitcoin, to pay the Sponsor Fee and Trust’s expenses and liabilities, including whether the Bitcoin Custodian will use an affiliate to assist in the sale of the Trust’s bitcoin, and, if so, disclose any risks or conflicts of interests that may exist in connection with how the Trustee or Sponsor arranges for the sale of the Trust’s bitcoin.

Response: The referenced disclosure has been replaced by the following disclosure:

To cover the Sponsor’s Fee and expenses not assumed by the Sponsor, the Sponsor or its delegate will cause the Trust (or its delegate) to convert bitcoin into U.S. dollars at the price available through Coinbase, Inc. (“Coinbase Inc.” or the “Prime Broker”, which is an affiliate of the Bitcoin Custodian). The number of bitcoins represented by a Share will decline each time the Trust pays the Sponsor Fee or any Trust expenses not assumed by the Sponsor by transferring or selling bitcoins. The Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin. However, under the terms of each Authorized Participant Agreement, the Authorized Participants will be responsible for any brokerage or transaction costs associated with the sale or transfer of Bitcoin incurred in connection with the fulfillment of a creation or redemption order.

18

31.	Comment: Please disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin for expenses not included in the Sponsor Fee. Also disclose whether any of the Trust's expenses payable by the Sponsor from the Sponsor Fee are capped.

Response: The Registrant confirms that the Trust’s expenses that are assumed by the Sponsor under the Sponsor Fee are not capped. Appropriate disclosure has been added to the referenced disclosure. The Trust is responsible for the expenses associated with the sale of bitcoin necessary to pay the Sponsor Fee. Under the terms of each Authorized Participant Agreement, the Authorized Participants will be responsible for any brokerage or transaction costs associated with the sale or transfer of Bitcoin incurred in connection with the fulfillment of a creation or redemption order.

Amendments, page 50

32.	Comment: Please revise to disclose how and when the Sponsor will notify the Shareholders of material amendments to the Trust Agreement.

Response: The referenced disclosure has been revised as follows:

The Sponsor and the Trustee may agree to amend the Trust Agreement or Sponsor Agreement, as applicable, without Shareholder consent. The Sponsor shall determine the contents and manner of notice of any Trust Agreement amendment. Such notice may be provided on the Trust’s website, in a prospectus supplement, through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports. If an amendment to the Trust Agreement or Sponsor Agreement imposes new fees and charges or increases existing fees or charges, including the Sponsor Fee (except for taxes and other governmental charges, registration fees or other such expenses), or prejudices a substantial right of Shareholders, it will become effective for outstanding Shares 30 days after notice of such amendment is given to registered owners. Shareholders that are not registered owners (which most Shareholders will not be) may not receive specific notice of a fee increase other than through an amendment to the prospectus. Moreover, at the time an amendment becomes effective, by continuing to hold Shares, Shareholders are deemed to agree to the amendment and to be bound by the Trust Agreement and Sponsor Agreement as amended without specific agreement to such increase (other than through the “negative consent” procedure described above).

19

Termination of the Trust, page 50

33. Comment: Please revise to clarify whether Shareholders will receive bitcoin or cash upon the termination of the Trust. In addition, if Shareholders will be entitled to cash, please explain how the Trust's bitcoin will be sold in connection with the termination of the Trust.

Response: The following disclosure has been added:

The term of the Trust is perpetual (unless terminated earlier in certain circumstances). On and after termination of the Trust, the Trustee will wind up the business and affairs of the Trust and deliver Trust property upon surrender and cancellation of Shares. The Trustee will not accept any purchase order or redemption order after the date of dissolution. If any Shares remain outstanding after the date of dissolution of the Trust, the Trustee thereafter will (i) discontinue the registration of transfer of Shares; (ii) continue to collect distributions pertaining to Trust property and hold proceeds thereof uninvested, without liability for interest; and (iii) pay the Trust’s expenses and may sell Trust property as necessary to meet those expenses. After the dissolution of the Trust, the Trustee will sell or otherwise liquidate the Trust property then held and after deducting any fees, expenses, taxes or other governmental charges payable by the Trust and any expenses for the account of DTC of such Shares and any applicable taxes or other governmental charges, promptly distribute the net proceeds from such sale to DTC. The Trustee and the Sponsor shall not be liable for any loss or depreciation resulting from any sale or other disposition of property made by the Trustee pursuant to the Sponsor’s instruction or otherwise made by the Trustee in good faith. The proceeds of the liquidation of the Trust’s assets are expected to be distributed in cash. Shareholders are not entitled to any of the Trust’s underlying bitcoin holdings upon the dissolution of the Trust.

The Trust's Service Providers The Sponsor, page 51

34. Comment: Please revise to discuss the Sponsor’s experience sponsoring exchange traded products and specifically its experience related to crypto asset markets.

Response: The following language has been added:

The Sponsor is a wholly-owned subsidiary of WisdomTree, Inc. The Sponsor is a wholly-owned subsidiary of WisdomTree, Inc. (formerly WisdomTree Investments, Inc.), a global financial innovator that, through its other subsidiaries worldwide (collectively, “WisdomTree”), makes available ETFs, including those that hold bitcoin and other digital assets, as well as bitcoin futures. WisdomTree has also developed and launched next-generation digital products, services and structures, including digital or blockchain-enabled mutual funds and tokenized assets, as well as a blockchain-native digital wallet with bitcoin and ether available for purchase, sale and holding. While the Sponsor has not managed an ETF investing in commodities or digital assets, such as bitcoin, prior to the Trust, the Sponsor will leverage WisdomTree’s heritage of innovation and extensive experience regarding bitcoin and the digital asset markets.

20

Custody of the Trust's Assets, page 52

35. Comment: We note your disclosure here and on page 7 that the Bitcoin Custodian will keep a substantial portion of the private keys associated with the Trust’s bitcoin in cold storage or similarly secure technology, with any remainder held as part of a hot storage. Please revise your disclosure to describe the “similarly secure technology.” In addition, we note that the Trust may receive cash or bitcoin from the Authorized Participants in connection with creations and may give the Authorized Participants bitcoin or cash in connection with redemptions. Please disclose how and when the Bitcoin Custodian is directed to transfer the bitcoin from the Cold Vault Balance to the Hot Vault Balance or from the Hot Vault Balance to the Cold Vault Balance in connection with (i) receiving bitcoin from the Authorized Participants, (ii) selling bitcoin to pay the Trust's expenses and liabilities, (iii) transferring bitcoin to the Authorized Participants, and (iv) paying the Sponsor's fee. Please also quantify the percentage of the Trust's private keys that will be held in cold storage.

Response: The reference to “similarly secure technology” has been removed. Disclosure has been added under the section entitled “Custody of the Trust’s Assets” to address the comment.

36. Comment: We note your response to prior comment 9 and re-issue in part. Please revise to describe the material terms of your agreement with the Bitcoin Custodian and Cash Custodian. In addition, please revise to disclose whether any entity will be responsible for verifying the existence of the Trust’s bitcoins.

Response: Disclosure has been added under the section entitled “Custody of the Trust’s Assets” to address the comment.

37. Comment: We note that Coinbase, an affiliate of the Bitcoin Custodian, may provide prime broker services, including bitcoin trade execution, from time to time as requested by the Sponsor. Please provide a separately captioned section to describe the prime broker, including without limitation any affiliation and relationship with the other transaction parties, the material provisions of any material agreement between any transaction party and the prime broker, the prime broker’s experience and operating history, the prime broker's policies and procedures with respect to any assets held by it on behalf of the Trust, how the prime broker will be compensated, who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and prime broker, and any potential or existing conflicts of interest involving the prime broker. Please also disclose whether any assets of the Trust will be held at the prime broker, and if so, whether or not those assets will be held in segregated accounts and whether there are any limits on the percentage or amount of Trust assets that may be held at the prime broker at any point in time.

Response: The referenced disclosure has been revised to address this comment under the section entitled “Custody of the Trust’s Assets.”

21

Plan of Distribution, page 53

38. Comment: Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

Response: The Registrant is still in the process of negotiating AP Agreements and will respond further to this comment in a future amendment.

Creation and Redemption of Shares, page 55

39. Comment: Please revise to describe how the creation and redemption process for both in-kind and cash transactions will work between the Trust, the Authorized Participants, the Bitcoin Custodian and the Cash Custodian. For example:

•	Please revise to include a statement that creation and redemption transactions will not be settled on-chain.
•	Please describe the specifics of how an Authorized Participant will “facilitate the deposit of bitcoin” with the Bitcoin Custodian, including the various steps necessary to transfer the bitcoin to its ultimate storage location with the Bitcoin Custodian, and whether and under what circumstances the Authorized Participant will utilize an affiliate or third party to transfer bitcoin to the Bitcoin Custodian.
•	Please revise to disclose whether your Authorized Participants will be required to maintain an account with your Bitcoin Custodian and Cash Custodian, and whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin.
•	Please revise to discuss the impact that volatility in the spot bitcoin market may have on the Trust’s ability to purchase or sell bitcoin at the same value as the Basket Deposit or redemption distribution.
•	Please revise to disclose the price at which the Trust will seek to transact in bitcoin and whether the Trust may profit from any spread between the price of the bitcoin transaction and the price of the creation or redemption transaction.
•	For cash creation and redemption transactions, please explain how the Cash Custodian will facilitate the transfer of cash for the purchase of bitcoin, or vice versa, including the identity of any other entities involved of those transactions, whether there are any additional fees paid to the Cash Custodian or other entities involved in the purchase or sale of bitcoin, and who bears the risk of any volatility in the price of bitcoin.
•	Please also clarify whether, for cash creations, the shares will be issued upon receipt of the cash by the Cash Custodian, or upon receipt of the bitcoin by the Bitcoin Custodian.

Response: The referenced disclosure has been revised to address the comment.

22

Suspension or Rejection of Redemption Orders, page 56

40. Comments: Please revise to provide a more detailed description of what is deemed as an "emergency" such that the delivery, disposal or evaluation of bitcoin is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creations and redemptions or the postponement of settlement dates are necessary for the protection of the Shareholders. Please also revise to disclose whether and how the Sponsor will notify investors of such suspensions, and describe the potential impact of suspending creations and redemptions.

Response: The first paragraph of the referenced disclosure has been revised as follows:

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the Exchange is closed other than customary weekend or holiday closings, or trading on the Exchange is suspended or restricted, (2) for any period during which an emergency (for example, an interruption in services or availability of the Bitcoin Custodian, Cash Custodian, Administrator, or other service providers to the Trust, act of God, catastrophe, civil disturbance, government prohibition, war, terrorism, strike or other labor dispute, fire, force majeure, interruption in telecommunications, order entry systems, Internet services, or network provider services, unavailability of Fedwire, SWIFT or banks’ payment processes, significant technical failure, bug, error, disruption or fork of the Bitcoin network, hacking, cybersecurity breach, or power, Internet, or Bitcoin network outage, or similar event) exists as a result of which delivery, disposal or evaluation of bitcoin is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of the Shareholders. For example, the Sponsor may determine that it is necessary to suspend redemptions to allow for the orderly liquidation of the Trust’s assets. If the Sponsor has difficulty liquidating the Trust’s positions, e.g., because of a market disruption event or an unanticipated delay in the liquidation of a position in an over-the-counter contract, it may be appropriate to suspend redemptions until such time as such circumstances are rectified. None of the Sponsor, the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement, or the Bitcoin Custodian or Cash Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Creation and Redemption Transaction Fee, page 57

41. Comment: Please revise to disclose the amount of transaction fee that is payable by Authorized Participants to create or redeem Baskets, including the basis on which such fee is calculated and the timing and manner in which such fee may be paid, and the circumstances under which the Sponsor may reduce, increase or otherwise change such fee.

Response: The following disclosure has been added:

In connection with a cash creation order or cash redemption order, an Authorized Participant is responsible for the cash transaction fee, which consist of the operational processing and brokerage costs, transfers fees, network fees and stamp taxes.

23

Use of Proceeds, page 58

42. Comment: Please disclose whether the Cash or Bitcoin Custodian will use a third party or affiliate to assist in the purchase of bitcoin, and, if so, disclose any risks or conflicts of interests that may exist in connection with how such Custodian arranges for the purchase of the Trust’s bitcoin.

Response: Disclosure has been added to the section entitled “The Trust’s Fees and Expenses” of the prospectus, stating as follows:

To cover the Sponsor’s Fee and expenses not assumed by the Sponsor, the Sponsor or its delegate will cause the Trust (or its delegate) to convert bitcoin into U.S. dollars at the price available through Coinbase, Inc. (“Coinbase Inc.” or the “Prime Broker”, which is an affiliate of the Bitcoin Custodian). The sales of the Trust’s bitcoin will be facilitated through the Prime Broker. The number of bitcoins represented by a Share will decline each time the Trust pays the Sponsor’s Fee or any Trust expenses not assumed by the Sponsor by transferring or selling bitcoins. The Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin.

Disclosure has been added to the section entitled “Conflicts of Interest” of the prospectus, stating as follows:

Prime Broker

The Trust may engage in sales of bitcoin by placing orders with the Prime Broker. The Prime Broker will route orders placed by the Sponsor through the prime broker execution platform (the “Trading Platform”) to a connected Trading Venue where the order will be executed. Each order placed by the Sponsor will be sent, processed and settled at each connected Trading Venue to which it is routed. The Prime Broker Agreement provides that the Prime Broker is subject to certain conflicts of interest, including: (i) the Trust’s orders may be routed to the Prime Broker’s own execution venue where the Trust’s orders may be executed against other customers of the Prime Broker or with the Coinbase acting as principal, (ii) the beneficial identity of the counterparty purchaser or seller with respect to the Trust’s orders may be unknown and therefore may inadvertently be another client of the Prime Broker, (iii) the Prime Broker does not engage in front-running, but is aware of the Trust’s orders or imminent orders and may execute a trade for its own inventory (or the account of an affiliate) while in possession of that knowledge and (iv) the Prime Broker may act in a principal capacity with respect to certain orders. As a result of these and other conflicts, when acting as principal, the Prime Broker may have an incentive to favor its own interests and the interests of its affiliates over the Trust’s interests.

24

Conflicts of Interest, page 59

43. Comment: We note your response to prior comment 12 and re-issue in part. Please revise to disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin- related transactions that apply to your employees, the Sponsor, or any of its affiliates.

Response: The Registrant confirms that the Sponsor has a Code of Conduct that applies to applicable personnel of the Sponsor and requires pre-clearance of bitcoin. The referenced disclosure has been revised accordingly.

Management; Voting by Shareholders, page 62

44. Comment: Please revise to describe in greater detail the “limited circumstances” under which Shareholders have voting rights under the Trust Agreement.

Response: The referenced disclosure has been revised as follows:

Shareholders have the right to vote only if expressly required under Delaware or federal law or rules or regulations of the Exchange, or if submitted to the Shareholders by the Sponsor in its sole discretion.

Governing Law; Consent to Delaware Jurisdiction, page 63

45. Comment: We note your disclosure that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The referenced disclosure has been revised as follows:

The rights of the Sponsor, the Trust, DTC (as registered owner of the Trust’s global certificate for Shares) and the Shareholders are governed by the laws of the State of Delaware except for causes of action for violation of U.S. federal or state securities laws. The Sponsor, the Trust and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware, provided that (i) the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor or the Trust.

25

* * * * *

Sincerely,

/s/Ryan Louvar
Ryan Louvar, Esq.

cc:	Todd Zerega, Esq. (Perkins Coie LLP)

26